UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period       October 2003

              File No.    0-30952

SAN TELMO ENERGY LTD.

(Formerly San Telmo Resources Ltd.)

(Name of Registrant)

430 – 580 Hornby Street, Vancouver, British Columbia  CANADA V6C 3B6

(Address of principal executive offices)

1.

Press Release dated October 1, 2003

2.

Press Release dated October 21, 2003

3.

Press Release dated October 22, 2003

4.

Press Release dated October 31, 2003

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F  XXX      FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

SAN TELMO ENERGY LTD

(Registrant)

Dated:  December 5, 2003           Signed: _/s/ Christopher Dyakowski

                                                                               Christopher Dyakowski,

                                                                                      Director

SAN TELMO ENERGY LTD. STRIKES GAS AT MCLEOD

CALGARY, AB, October 1, 2003 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce the successful results of a production test conducted on its McLeod gas well, which was drilled in August and completed earlier this month.

A 72 hour test was conducted on the McLeod well. As the operator, San Telmo drilled the well to a total depth of 6,266 feet (1,910 meters). During testing the well flowed at a maximum unstimulated rate of 6.5 mmcfd (million cubic feet per day) with 325 bbls (barrels) of condensate per day (72 API). This is the equivalent of 1,408 boe/d (barrels of oil equivalent per day) at a 6:1 conversion.

The average restricted flow rate (16/64 choke) over the 72 hour period was 2.66 mmcfd with 101 bbls of condensate.

Total gas production during the test was 7.8 mmcf (million cubic feet) with 312 bbls of condensate at a stabilized tubing pressure of 11,376 kpa (1,600 psi) and 8.5% drawdown.

McLeod is expected to be tied-in for production by November.

Gordondale Prospect

San Telmo’s Gordondale prospect, which has been drilled to a target depth of 5,400 feet (1,650 meters) and cased, is currently undergoing testing. Results are pending completion of the testing phase.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. CORPORATE UPDATE

VANCOUVER, B.C., October 21, 2003 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) is pleased to announce that it has completed a non-brokered private placement announced on September 3, 2003 in the amount of 857,142 shares at a price of US $0.70 and 428,571 share purchase warrants, exercisable up to October 10, 2004 at a price of US $1.00 per share. The shares are subject to a hold period which expires on February 11, 2004. There are five placees.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD. FINANCING

VANCOUVER, B.C., October 22, 2003 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) announces a non-brokered private placement for proceeds of CDN$1,105,000. The placement is for 650,000 units at a price of CDN$1.70. Each unit will consist of one common share and 1 common share purchase warrant. Each warrant will be exercisable two years from the date of closing of the private placement at a price of CDN$2.00. Proceeds will be used for ongoing oil and gas exploration drilling and development and for general corporate purposes. There is no finder’s fee payable on this placement. This placement is subject to approval by the TSX Venture Exchange.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

SAN TELMO ENERGY LTD.

VANCOUVER, B.C., October 31, 2003 - San Telmo Energy Ltd. (OTCBB: STUOF; TSX-V: STU) announces that it has agreed to grant incentive stock options to purchase up to 1,200,000 shares, exercisable at a price of $1.95 per share up to October 31, 2008.

ABOUT SAN TELMO ENERGY LTD.

San Telmo Energy Ltd. is an emerging oil and gas company with an experienced management team. Operated through its wholly owned subsidiary San Telmo Energy Inc. of Calgary, Alberta, San Telmo Energy Ltd. is focused on acquiring, developing and producing proven developed and underdeveloped reserves which offer long term value for the company.

FOR FURTHER INFORMATION

Corporate Communications

(877) 772-9286

info@santelmoenergy.com

or the company website at www.santelmoenergy.com

FORWARD-LOOKING STATEMENT

This release may contain forward-looking statements, within the meaning of the "safe-harbour" provision of the Private Securities Litigation Reform Act of 1995, regarding San Telmo Energy's business or financial condition. Actual results could differ materially from those described in this news release as a result of numerous factors, some of which are outside of the control of the company.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.